July 14, 2025

Lulu Xing
Chief Executive Officer
Xpand Boom Technology Inc.
18th Floor, Block B
Yuanlun Building, No. 350 Qifei Road
Binjiang District, Hangzhou City
People's Republic of China

Bin Xiong
Chief Executive Officer
HZJL Cayman Ltd
18th Floor, Block B
Yuanlun Building, No. 350 Qifei Road
Binjiang District, Hangzhou City
People's Republic of China

       Re: Xpand Boom Technology Inc.
           Amendment No. 3 to Draft Registration Statement on Form F-4 Submitted July 7, 2025
           CIK No. 0002060614
Dear Lulu Xing and Bin Xiong:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 1, 2025 letter.
 July 14, 2025
Page 2

Amendment No. 3 to Draft Registration Statement on Form F-4
Summary of the Proxy Statement/Prospectus
Dilution, page 20

1. We note your response to prior comment 1. Your revised label, Company valuation achieved by non-redeeming shareholders immediately upon closing Business Combination, appears to imply that the valuation will be achieved immediately upon
       closing of the business combination, which does not appear to be true. The dollar amounts presented should represent the future company valuation necessary for the non-redeeming shareholders' interest per common share to equal the original SPAC
       IPO price. Also, revise the dollar amounts presented in each redemption scenario to reflect the 1.75 million ordinary shares to be issued to Chain Stone Capital Limited, a financial advisor, upon closing of the Business Combination and revise note (a) to disclose your inclusion of these shares. Refer to Item 1604(c)(1) of Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 181

2. Please revise total assets and total liabilities, mezzanine equity and shareholders'
       (deficit) equity in the pro forma balance sheet for Scenario 1, so the columns foot and cross foot.
       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   David J. Levine
      Yu Wang